EXHIBIT 99.3

2008 AUDITED ANNUAL FINANCIAL STATEMENTS

DISCLAIMER

This document contains forward-looking financial and operational information including earnings, cash flow, unitholder distributions, debt levels, production, reserves and capital expenditure projections.  These projections are based on the Trust’s expectations and are subject to a number of risks and uncertainties that could materially affect the results.  These risks include, but are not limited to, general economic risks and uncertainties, future commodity prices, exchange rates, interest rates, geological risk, reserves risk, political risk, production demand, transportation restrictions, risks associated with changes in tax, royalty and regulatory regimes and risks associated with international activities.  Additional risks and uncertainties are described in the Trust's Annual Information Form which is filed on SEDAR at www.sedar.com.

Due to the risks, uncertainties and assumptions inherent in forward-looking statements, prospective investors in the Trust's securities should not place undue reliance on these forward-looking statements.  Forward looking statements contained in this document are made as of the date hereof and are subject to change. The Trust assumes no obligation to revise or update forward looking statements to reflect new circumstances, except as required by law.  Certain natural gas volumes have been converted on the basis of six thousand cubic feet of gas to one barrel equivalent of oil.  Barrels of oil equivalent (boe’s) may be misleading, particularly if used in isolation.  A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

MANAGEMENT’S REPORT TO UNITHOLDERS

Management’s Responsibility for Financial Statements

The accompanying consolidated financial statements of Vermilion Energy Trust are the responsibility of management and have been approved by the Board of Directors of Vermilion Resources Ltd., on behalf of the Trust. The financial statements have been prepared in accordance with accounting policies detailed in the notes to the financial statements and are in accordance with accounting principles generally accepted in Canada. Where necessary, management has made informed judgments and estimates of transactions that were not complete at the balance sheet date.  Financial information throughout the Annual Report is consistent with the financial statements.

Management ensures the integrity of the financial statements by maintaining high-quality systems of internal control. Procedures and policies are designed to provide reasonable assurance that assets are safeguarded and transactions are properly recorded, and that the financial records are reliable for preparation of the financial statements.

Deloitte & Touche LLP, the Trust’s Independent Registered Chartered Accountants, have conducted an audit of the consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) and have provided their report.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control. The Board carries out this responsibility principally through the Audit Committee, which is appointed by the Board and is comprised entirely of independent Directors. The Committee meets periodically with management and Deloitte & Touche LLP to satisfy itself that each party is properly discharging its responsibilities and to review the consolidated financial statements, the Management’s Discussion and Analysis and the Report of Independent Registered Chartered Accountants before they are presented to the Board of Directors.

Management’s Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the criteria established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

A Company’s internal control system is designed to provide reasonable assurance that the financial information is relevant, reliable and accurate and that the Company’s assets are appropriately accounted for and adequately safeguarded. Based on this evaluation, management concluded that the Trust’s system of internal control over financial reporting was effective as of December 31, 2008.

Deloitte & Touche LLP audited our consolidated financial statements as stated in their report which is on page 3 of this Exhibit 99.3 of Form 40-F and has issued an attestation report on our internal control over financial reporting.

(“Lorenzo Donadeo”)	(“Curtis W. Hicks”)

Lorenzo Donadeo	Curtis W. Hicks
President & Chief Executive Officer	Executive Vice President & Chief Financial Officer
March 16, 2009

2008 Audited Annual Financial Statements – Exhibit 99.3	2

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors of Vermilion Resources Ltd. and Unitholders of Vermilion Energy Trust:

We have audited the accompanying consolidated balance sheets of Vermilion Energy Trust and subsidiaries (the “Trust”) as at December 31, 2008 and 2007, and the related consolidated statements of earnings, comprehensive income and retained earnings and cash flows for the years then ended.  These financial statements are the responsibility of the Trust's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Vermilion Energy Trust and subsidiaries as at December 31, 2008 and 2007, and the results of their operations and their cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Trust's internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 16, 2009 expressed an unqualified opinion on the Trust’s internal control over financial reporting.

(“Deloitte & Touche LLP”)

Independent Registered Chartered Accountants
Calgary, Canada
March 16, 2009

Comments by Independent Registered Chartered Accountants on Canada – United States of America Reporting Difference

To the Board of Directors of Vermilion Resources Ltd. and Unitholders of Vermilion Energy Trust:

The standards of the Public Company Accounting Oversight Board  (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Trust’s financial statements, such as the changes described in Note 3  to the consolidated financial statements.  Although we conducted our audits in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the Board of Directors of Vermilion Resources Ltd. and Unitholders of Vermilion Energy Trust, dated March 16, 2009, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the changes are properly accounted for and adequately disclosed in the financial statements.

(“Deloitte & Touche LLP”)

Independent Registered Chartered Accountants
Calgary, Canada
March 16, 2009

2008 Audited Annual Financial Statements – Exhibit 99.3	3

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors of Vermilion Resources Ltd. and Unitholders of Vermilion Energy Trust:

We have audited the internal control over financial reporting of Vermilion Energy Trust and subsidiaries (the “Trust”) as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Trust's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control Over Financial Reporting.  Our responsibility is to express an opinion on the Trust's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis.  Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Trust maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2008 of the Trust and our report dated March 16, 2009 expressed an unqualified opinion on these consolidated financial statements and included a separate report titled Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference referring to changes in accounting principles that have a material effect on the comparability of the consolidated financial statements.

(“Deloitte & Touche LLP”)

Independent Registered Chartered Accountants
Calgary, Canada
March 16, 2009

2008 Audited Annual Financial Statements – Exhibit 99.3	4

Consolidated Balance Sheets
December 31
(Thousands of Canadian dollars)
	2008	2007

ASSETS

Current
Cash and cash equivalents (Notes 2 and 19)	$67,231	47,868
Short-term investments (Note 2)	9,491	-
Accounts receivable	123,794	119,645
Crude oil inventory	12,167	11,033
Derivative instruments (Note 13)	11,638	37
Prepaid expenses and other	15,852	7,669
	240,173	186,252
Derivative instruments (Note 13)	3,566	9,515
Long-term investments (Note 16)	63,752	63,128
Goodwill	19,840	19,840
Reclamation fund (Note 6)	63,399	57,928
Capital assets (Note 5)	1,407,629	1,331,460
	$1,798,359	1,668,123

LIABILITIES

Current
Accounts payable and accrued liabilities	$179,312	128,858
Distributions payable to unitholders	13,340	12,794
Derivative instruments (Note 13)	-	7,450
Income taxes payable	57,623	1,518
	250,275	150,620
Long-term debt (Note 7)	197,651	452,490
Asset retirement obligations (Note 6)	265,101	163,374
Future income taxes (Note 8)	245,799	205,702
	958,826	972,186
Non-controlling interest - exchangeable shares (Note 10)	84,523	68,576

UNITHOLDERS’ EQUITY

Unitholders’ capital (Note 9)	444,353	380,941
Contributed surplus (Note 9)	29,698	29,211
Retained earnings	280,959	217,209
	755,010	627,361
	$1,798,359	1,668,123

APPROVED BY THE BOARD

(“W. Kenneth Davidson”)	(“Lorenzo Donadeo”)

W. Kenneth Davidson, Director	Lorenzo Donadeo, Director

2008 Audited Annual Financial Statements – Exhibit 99.3	5

Consolidated Statements of Earnings, Comprehensive Income and Retained Earnings
Years Ended December 31
(Thousands of Canadian dollars, except unit and per unit amounts)
	2008	2007

REVENUE
Petroleum and natural gas revenue	$1,001,905	$707,334
Royalties	(130,828)	(97,518)
	871,077	609,816

EXPENSES AND OTHER EXPENSE OR INCOME
Operating	143,538	119,517
Transportation	23,545	22,926
Unit based compensation (Note 11)	18,388	13,985
Loss (gain) on derivative instruments (Note 13)	(2,477)	7,013
Interest	16,331	22,330
General and administration	24,837	18,726
Foreign exchange loss (gain)	47,110	(11,533)
Other expense (income)	5,261	(1,106)
Depletion, depreciation and accretion	255,473	211,397
	532,006	403,255

EARNINGS BEFORE INCOME TAXES AND OTHER ITEMS	339,071	206,561

INCOME TAXES (NOTE 8)
Future	4,003	(9,325)
Current	83,804	34,033
	87,807	24,708

OTHER ITEMS
Non-controlling interest - exchangeable shares (Note 10)	22,526	16,813
Loss (gain) related to equity method investment	(451)	754
	22,075	17,567

NET EARNINGS AND COMPREHENSIVE INCOME	229,189	164,286
Retained earnings, beginning of year	217,209	190,824
Distributions declared (Note 9)	(158,674)	(136,389)
Repurchase of units (Note 9)	(931)	-
Unit-settled distributions on vested unit based awards (Note 9)	(5,834)	(1,512)

RETAINED EARNINGS, END OF YEAR	$280,959	$217,209

NET EARNINGS PER TRUST UNIT (NOTE 12)
Basic	$3.30	$2.48
Diluted	$3.23	$2.39

WEIGHTED AVERAGE TRUST UNITS OUTSTANDING (NOTE 12)
Basic	69,548,183	66,122,423
Diluted	78,018,769	75,782,723

2008 Audited Annual Financial Statements – Exhibit 99.3	6

Consolidated Statements of Cash Flows
Years Ended December 31
(Thousands of Canadian dollars)
	2008	2007

OPERATING
Net earnings	$229,189	$164,286
Adjustments:
Depletion, depreciation and accretion	255,473	211,397
Change in unrealized gains and losses and accruals relating to derivative contracts (Note 13)	(13,102)	4,178
Unit based compensation	18,388	13,985
Loss (gain) related to equity method investment	(451)	754
Unrealized foreign exchange loss (gain)	52,579	(16,226)
Non-controlling interest - exchangeable shares	22,526	16,813
Change in unrealized gains and losses and accruals included in other expense or income
relating to investments	5,361	49
Future income taxes	4,003	(9,325)
	573,966	385,911
Asset retirement costs incurred (Note 6)	(10,200)	(4,056)
Changes in non-cash operating working capital (Note 14)	96,369	(31,965)
Cash flows from operating activities	660,135	349,890

INVESTING
Drilling and development of petroleum and natural gas properties	(186,836)	(175,639)
Acquisition of petroleum and natural gas properties (Note 4)	(46,466)	(121,294)
Corporate acquisition, net of cash acquired	(1,764)	-
Purchase of short-term investments	(9,491)	-
Long-term investment (Note 4)	(627)	(32,193)
Contributions to reclamation fund	(10,378)	-
Changes in non-cash investing working capital (Note 14)	(179)	(4,512)
Cash flows used in investing activities	(255,741)	(333,638)

FINANCING
Increase (decrease) in long-term debt	(258,836)	99,053
Issue of trust units for cash	3,740	7,045
Issue of trust units pursuant to the distribution reinvestment plan	18,453	35,992
Cash distributions	(158,128)	(134,595)
Repurchase of units	(1,213)	-
Cash flows from (used in) financing activities	(395,984)	7,495
Foreign exchange gain (loss) on cash held in foreign currencies	10,953	(2,829)

Net change in cash and cash equivalents	19,363	20,918
Cash and cash equivalents, beginning of year	47,868	26,950
Cash and cash equivalents, end of year	$67,231	$47,868

Supplementary information - cash payments
Interest paid	$14,905	$26,071
Income taxes paid	$27,699	$45,934

2008 Audited Annual Financial Statements – Exhibit 99.3	7

Notes to the Consolidated Financial Statements - Years Ended December 31, 2008 and 2007
(TABULAR AMOUNTS IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT UNIT AND PER UNIT AMOUNTS)

1.     BASIS OF PRESENTATION

Vermilion Energy Trust (the “Trust” or “Vermilion”) was established on January 22, 2003, under a Plan of Arrangement entered into by the Trust, Vermilion Resources Ltd. (“Resources” or the “Company”), Clear Energy Inc. (“Clear”) and Vermilion Acquisition Ltd.  The Trust is an open-end unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to a trust indenture (“Trust Indenture”).  Computershare Trust Company of Canada has been appointed trustee under the Trust Indenture.  The beneficiaries of the Trust are the holders of trust units.

As a result of the completion of the Plan of Arrangement, former holders of common shares of the Company received units of the Trust, exchangeable shares of the Company or a combination thereof, in accordance with the elections made by such holders, as well as common shares of Clear.  The Company became a subsidiary of the Trust.  The Company is actively engaged in the business of oil and natural gas development, acquisition and production.

Prior to the Plan of Arrangement on January 22, 2003, the consolidated financial statements included the accounts of the Company and its subsidiaries.  After giving effect to the Plan of Arrangement, the consolidated financial statements have been prepared on a continuity of interest basis, which recognizes the Trust as the successor entity to Resources.

2.     SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation
The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include the accounts of the Trust and its subsidiaries, all of which are wholly owned, on a consolidated basis.  Inter-company account balances and transactions are eliminated upon consolidation.

The Trust currently has no variable interest entities of which it is the primary beneficiary and accordingly the consolidated financial statements do not include the accounts of any such entities.

Petroleum and Natural Gas Operations
The Trust uses the full-cost method of accounting for petroleum and natural gas operations and capitalizes all exploration and development costs on a country-by-country basis. These costs include land acquisition, geological and geophysical costs, drilling on producing and non-producing properties, overhead costs related to exploration and development and other carrying charges on unproven properties. Proceeds of disposition are applied against the cost pools with no gain or loss recognized except where the disposition results in a 20% or greater change in the rate of depletion and depreciation.

Amortization of these costs plus future development costs to develop proved reserves is calculated on a country-by-country basis using the unit-of-production method based on estimated proved reserves, before royalties, as determined by independent engineers. The cost of significant unevaluated properties is excluded from the depletion and depreciation base. For the purpose of the depletion and depreciation calculations, oil and gas reserves are converted to a common unit of measure on the basis of their relative energy content based on a conversion ratio of six thousand cubic feet of natural gas to one barrel of oil.

Annually, the carrying value of the Trust’s petroleum and natural gas properties is compared to the sum of the undiscounted cash flows expected to result from the Trust’s proved reserves on a country-by-country basis (the “ceiling test”).  If the carrying value is not fully recoverable, the amount of impairment is measured by comparing the carrying amounts of the assets to the estimated net present value of future cash flows from proved plus probable reserves.  This calculation incorporates risks and uncertainties in the expected future cash flows which are discounted using a risk-free rate.  Any excess carrying value above the net present value of the future cash flows would be recorded as a permanent impairment which is charged to earnings.

A significant portion of the exploration, development and production activities of the Trust are conducted jointly with others and, accordingly, the consolidated financial statements reflect only the Trust’s proportionate interest in such activities.

2008 Audited Annual Financial Statements – Exhibit 99.3	8

2.     SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Trust recognizes the estimated liability associated with an asset retirement obligation in the consolidated financial statements at the time the liability is incurred.  The estimated fair value of the asset retirement obligation is recorded as a long term liability, with a corresponding increase in the carrying amount of the related asset.  The capitalized amount is depleted using the unit-of-production method over the life of the proved reserves.  The liability amount is increased each reporting period due to the passage of time and this accretion is charged to earnings in the period.  The asset retirement obligation can also increase or decrease due to changes in the estimated timing of cash flows or changes in the original estimated undiscounted costs.  Actual costs incurred upon settlement of the asset retirement obligation are charged against the asset retirement obligation to the extent of the liability recorded.

The amounts recorded for depletion and depreciation of property, plant and equipment are based on estimates.  The recoverability test associated with the Trust’s petroleum and natural gas properties is based on the sum of the undiscounted cash flows expected to result from the Trust’s proved reserves.  The asset retirement obligation is based on estimated liabilities related to legal obligations associated with future retirement of property, plant and equipment.  By their nature, these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements from changes in such estimates in future years could be significant.

Cash and Cash Equivalents
Cash and cash equivalents include monies on deposit and guaranteed investments that have an original maturity date of not more than 90 days.

Short-Term Investments
Short-term investments are comprised of guaranteed investment certificates with an original maturity date of greater than 90 days.

Furniture and Equipment
Furniture and equipment are recorded at cost and are amortized on a declining-balance basis at rates of 20% to 50% per year.

Crude Oil Inventory
Inventories of crude oil, consisting of production for which title has not yet transferred to the buyer are valued at the lower of cost or net realizable value.  Cost is determined on a weighted-average basis.

Long-Term Investments
Investments in which the Trust has significant influence are accounted for using the equity basis of accounting whereby the carrying value of the investment is increased or decreased for the Trust’s percentage of net earnings or loss and reduced by dividends paid to the Trust.  In 2008 and 2007 only the Trust’s investment in Verenex Energy Inc. (“Verenex”) was subject to the equity basis of accounting.

Long-term investments over which the Trust does not have significant influence are carried at fair value.   Dividends received or receivable from the investments are included in the Trusts net earnings, with no adjustment to the carrying amount of the investment.

Goodwill
Goodwill is tested for impairment at least annually by comparing the fair value of the reporting unit with its carrying amount.  If the carrying amount exceeds the fair value, an impairment loss is recognized for the excess.

Revenue Recognition
Revenues associated with the sale of crude oil, natural gas and natural gas liquids are recorded when title passes to the customer.  For Canadian natural gas production, legal title transfer occurs at the intersection of major pipelines (referred to as the “Hub”) whereas the majority of Vermilion’s Canadian oil production is sold at the well head.  In Australia, oil is sold at the Wandoo B Platform, in the Netherlands natural gas is sold at the plant gate and in France oil is sold when delivered to the pipeline or when delivered to the refinery via tanker.

2008 Audited Annual Financial Statements – Exhibit 99.3	9

2.     SIGNIFICANT ACCOUNTING POLICIES (Continued)

Derivative Financial Instruments
The Trust has elected to not designate any of its price risk management activities as accounting hedges and accounts for derivative financial instruments at fair value.  When appropriate, the Trust uses derivative financial instruments to manage exposures to fluctuations in commodity prices, interest rates and foreign currency exchange rates. All transactions of this nature entered into by the Trust are related to an underlying financial position or to future petroleum and natural gas production. The Trust does not use derivative financial instruments for speculative purposes.   The fair value of derivative financial instruments are recorded in the consolidated balance sheets with changes in fair value of derivative financial instruments recognized in earnings during the period.

Financial Instruments
Cash and cash equivalents and short-term investments are classified as held for trading and are measured at carrying value, which approximates fair value due to the short-term nature of these instruments.  A gain or loss arising from a change in the fair value is recognized in net earnings in the current period.

Accounts receivable are classified as loans and receivables and are initially measured at fair value and subsequently measured at amortized cost.  The carrying value approximates the fair value due to the short-term nature of these instruments.

Accounts payable and accrued liabilities, distributions payable to unitholders and long-term debt have been classified as other financial liabilities and are initially recognized at fair value.  The carrying value approximates the fair value due to the short-term nature of these instruments.   Transaction costs and discounts are now added to the fair value of long-term debt on initial recognition.

All derivative, debt and equity security investments not subject to consolidation or equity method accounting have been classified as held for trading and are measured at fair value.  Accordingly, gains and losses are reflected in net income in the period in which they arise.  Gains and losses associated with the Trust’s investments in debt and equity securities are included in other income in the consolidated statement of earnings.

The fair values of derivative instruments, debt securities and equity securities are determined by reference to published prices in active markets.

Unit Compensation
The Trust has unit-based long-term compensation plans for directors, officers and employees of the Trust and its subsidiaries. Unit compensation expense is measured based on the fair value of the award at the date of grant.  Unit compensation expense is deferred and recognized in earnings over the vesting period of the awards with a corresponding adjustment to contributed surplus.

Upon vesting or exercise, the amount previously recognized in contributed surplus together with any consideration paid is recorded as an increase in unitholders’ capital.   The Trust has not incorporated an estimated forfeiture rate for awards that will not vest, rather, the Trust accounts for forfeitures as they occur.

Per-unit Amounts
Net earnings per unit are calculated using the weighted-average number of units outstanding during the period.  Diluted net earnings per unit are calculated using the treasury stock method to determine the dilutive effect of unit-based compensation and include the weighted-average number of exchangeable shares outstanding converted at the exchange ratio at the end of each period.  The treasury stock method assumes that the aggregate of the proceeds received from the exercise of “in the money” trust unit rights and the deemed proceeds related to unrecognized unit based compensation expense are used to repurchase units at the average market price during the period.  Trust unit awards outstanding are converted at estimated performance factors.

2008 Audited Annual Financial Statements – Exhibit 99.3	10

2.      SIGNIFICANT ACCOUNTING POLICIES (Continued)

Foreign Currency Translation
The financial position and results of foreign subsidiaries, all of which are considered to be integrated, are translated on the following basis:

-	Monetary assets and liabilities are translated at the rates of exchange prevailing at the balance sheet dates;
-	Non-monetary assets, liabilities and related depreciation and depletion expense are translated at historical rates; and
-	Sales, other revenues, royalties and all other expenses are translated at an appropriately weighted average exchange rate.

Any resulting foreign exchange gains and losses are included in earnings.

Income Taxes
Future income taxes are calculated using the liability method whereby income tax liabilities and assets are recognized for the estimated tax consequences attributable to temporary differences between the amounts reported in the consolidated financial statements of the Trust and their respective tax bases using substantively enacted income tax rates in the respective jurisdictions that will be in effect when the differences are expected to reverse.  The effect of a change in income tax rates on future income tax liabilities and assets is recognized in income in the period in which the related legislation is substantively enacted.

The Trust is a taxable entity under the Income Tax Act (Canada) and currently is only taxable on income that is not distributed to the unitholders.  In 2007, the Government of Canada passed legislation that effectively imposes a tax on distributions made by entities such as the Trust beginning in 2011.  In 2006 and prior years, as the Trust allocated all of its Canadian taxable income to the unitholders in accordance with the Trust Indenture and met the requirements of the Income Tax Act (Canada) applicable to it, a provision for Canadian income tax expense was only recognized in the Canadian subsidiaries of the Trust.  As a result of this new legislation, future income taxes related to temporary differences arising in the Trust which will reverse after 2010 are recognized in earnings.

The Trust is subject to current income taxes in France, the Netherlands and Australia based on the tax legislation of each respective country.

Exchangeable Shares - Non-controlling Interest
The exchangeable shares issued pursuant to the Plan of Arrangement were initially recorded at their pro-rata percentage of the carrying value of Resources’ equity.  When the exchangeable shares are converted into trust units, the conversion is recorded as an acquisition of the non-controlling interest at fair value and is accounted for as a step acquisition.  Upon conversion of the exchangeable shares, the fair value of the trust units issued is recorded in unitholders’ capital, and the difference between the carrying value of the non-controlling interest and the fair value of the trust units is recorded as capital assets, or goodwill as appropriate.

3.     NEW ACCOUNTING POLICIES

Financial Instruments
On January 1, 2008, the Trust adopted Section 1535, “Capital Disclosures”; Section 3862, “Financial Instruments – Disclosures”; and Section 3863, “Financial Instruments – Presentation”. The adoption of these standards did not impact the amounts reported in the Trust’s consolidated financial statements, however, it did result in additional note disclosures relating to the Trust’s capital structure and financial instruments (see notes 20 and 21)

On January 1, 2008, the Trust adopted Section 3031, “Inventories.” The adoption of this standard did not impact the Trust’s consolidated financial statements.

2008 Audited Annual Financial Statements – Exhibit 99.3	11

4.     INVESTMENTS AND ACQUISITIONS

a)      Verenex

During the year ended December 31, 2008, the Trust purchased 72,800 shares of Verenex for cash consideration of $0.6 million (2007 - 2.3 million shares purchased for cash consideration of $32.2 million).  After reflecting these shares Vermilion owns 18.8 million shares representing 42.4% of the outstanding shares of Verenex.

b)      Canada Acquisition

On January 31, 2008, the Trust completed a Canadian acquisition of gas producing assets and gross-overriding royalties on oil producing properties for cash consideration of $44.1 million:

The purchase price relating to this asset purchase was allocated as follows:

Capital assets	$46,057
Asset retirement obligation	(1,931)
Total consideration	$44,126

During the year ended December 31, 2008 the Trust acquired $2.3 million of other petroleum and natural gas properties.

c)      Australia Acquisition

On June 20, 2007, the Trust acquired the remaining 40% interest in the Wandoo field in offshore Australia for cashconsideration of $117.9 million.  The purchase price allocation was determined as follows:

Capital assets	$138,596
Asset retirement obligation	(12,405)
Working capital	(8,311)
Total consideration	$117,880

During the year ended December 31, 2007 the Trust acquired $3.4 million of other petroleum and natural gas properties.

5.     CAPITAL ASSETS

		Accumulated Depletion,
		Depreciation and	Net
2008	Cost	Amortization	Book Value
Petroleum and natural gas properties and equipment	$2,502,539	$1,098,127	$1,404,412
Furniture and equipment	11,561	8,344	3,217
	$2,514,100	$1,106,471	$1,407,629

		Accumulated Depletion,
		Depreciation and	Net
2007	Cost	Amortization	Book Value
Petroleum and natural gas properties and equipment	$2,186,091	$858,180	$1,327,911
Furniture and equipment	10,835	7,286	3,549
	$2,196,926	$865,466	$1,331,460

As at December 31, 2008 and 2007 the Trust did not exclude any costs for undeveloped properties from the depletion and depreciation calculation.  During the year, the Trust capitalized $4.4 million (2007 - $2.1 million) of overhead costs related to exploration and development activities.

The Trust performed ceiling tests at December 31, 2008 and 2007 to assess whether the carrying value of petroleum and natural gas properties and equipment is recoverable.  Based on the calculations, the undiscounted future cash flows from the Trust’s proved reserves exceeded the carrying values of the Trust’s petroleum and natural gas properties and equipment at December 31, 2008 and 2007 and therefore the carrying values are considered recoverable.

2008 Audited Annual Financial Statements – Exhibit 99.3	12

5.     CAPITAL ASSETS (Continued)

The benchmark prices used in the December 31, 2008 calculations are as follows:

CDN$/BOE	Canada	France	Netherlands	Australia
2009	$51.43	$60.15	$58.23	$68.48
2010	$56.41	$69.56	$59.01	$78.82
2011	$59.21	$73.68	$53.38	$83.43
2012	$62.94	$80.19	$52.10	$90.81
2013	$65.37	$84.55	$54.99	$95.80
Average increase thereafter	2.0%	2.0%	2.0%	2.0%

6.     ASSET RETIREMENT OBLIGATIONS AND RECLAMATION FUND

The asset retirement obligations were determined based on the estimated future costs and timing to reclaim the Trust’s net interest in all wells and facilities.  The Trust has estimated the net present value of its asset retirement obligations to be $265.1 million as at December 31, 2008 (2007 - $163.4 million) based on a total undiscounted future liability after inflation adjustment of $948.2 million (2007 - $579.4 million).  These payments are expected to be made over the next 47 years with the majority of the costs being incurred between 2023 until 2045.  The Trust used a credit adjusted risk free rate of 8% and inflation rates between 1.9% and 2.8% to calculate the present value of the asset retirement obligations.

The following table reconciles the change in the Trust’s asset retirement obligations:

	2008	2007
Carrying amount, beginning of period	$163,374	$127,494
Increase in liabilities in the period	2,487	12,936
Disposition of liabilities in the period	(10,200)	(4,056)
Change in estimate	66,576	27,240
Accretion expense	14,468	10,067
Foreign exchange	28,396	(10,307)
Carrying amount, end of period	$265,101	$163,374

During the years ended December 31, 2008 and 2007, the Trust completed reviews of its estimates of the expected costs to reclaim the net interest in its wells and facilities.  As a result of significantly higher Canadian reclamation costs which have been observed by the industry as a whole, Vermilion adjusted its asset retirement obligations to reflect these increased estimated future costs.

The Trust has set aside funds for the future payment of its estimated asset retirement obligations.  In 2008, the Trust contributed $10.4 million to the reclamation fund (2007 - $nil).

The following table reconciles the Trust’s reclamation fund investments:

	2008	2007
Cash and short term investments, at fair value	$21,700	$10,838
Equity and debt securities, at fair value	41,699	47,090
	$63,399	$57,928

A portion of the cash and short term investments as well as all of the equity securities and debt securities which comprise the reclamation fund are professionally managed by third parties.

2008 Audited Annual Financial Statements – Exhibit 99.3	13

7.     LONG-TERM DEBT

As at December 31, 2008, the Trust had an unsecured, covenant-based credit facility allowing for maximum borrowings of $675 million. The revolving period under the term loan is expected to expire in June 2009 and may be extended for an additional period of up to 364 days at the option of the lenders.  If the lenders convert the revolving credit facility to a non-revolving credit facility, the amounts outstanding under the facility become repayable 24 months after the end of the revolving period.  Various borrowing options are available under the facility including prime rate based advances and bankers’ acceptance loans.

8.     INCOME TAXES

The net future income tax liability at December 31, 2008 and 2007 is comprised of the following:

	2008	2007
Future income tax liabilities:
Capital assets	$(264,189)	$(232,283)
Derivative contracts	(4,672)	(1,086)
Partnership income deferral	(18,120)	(7,240)
Asset retirement obligation	(4,630)	(5,445)
Other	(3,678)	-
Unrealized foreign exchange	(193)	-
Future income tax assets:
Non-capital losses	49,491	38,909
Basis difference of investments	62	61
Share issue costs	130	129
Other	-	392
Unrealized foreign exchange	-	861
Net future income tax (liability)	$(245,799)	$(205,702)

The provision for income tax differs from the amount that would have been expected if the reported earnings had been subject only to the statutory Canadian income tax rate of 29.50% (2007 – 32.12%), as follows:

	2008	2007
Earnings before income taxes and non-controlling interest	$339,522	$205,807
Canadian corporate tax rate	29.50%	32.12%
Expected tax expense	100,159	66,105
Increase (decrease) in taxes resulting from:
Income attributable to the unitholders	(46,809)	(43,808)
Non-deductible Crown payments	-	123
Foreign tax rate differentials*	2,735	1,528
Statutory rate changes	-	70
Unit compensation expense	5,425	4,492
Amended returns and pool estimate variances	1,722	8,830
Foreign exchange	12,525	(8,018)
Other	6,226	(703)
One-time tax benefit associated with offshore drilling program	-	(8,929)
Adjustment to provisions for tax positions taken	5,824	5,213
Non-taxable portion of capital gains	-	(195)
Provision for income taxes	$87,807	$24,708
* The corporate tax rate in France is 34.4%, 43.15% in the Netherlands and 30% in Australia

In 2007, the Government of Canada passed legislation that effectively imposes a tax on distributions made by entities such as the Trust beginning in 2011.  As a result of this legislation, future income taxes related to temporary differences arising in the Trust, which will reverse after 2010, are recognized in earnings.  The related impact on the Trust’s consolidated future income tax provision and future income tax liability in 2007 related to this legislation was not material.

2008 Audited Annual Financial Statements – Exhibit 99.3	14

9.     UNITHOLDERS’ CAPITAL AND CONTRIBUTED SURPLUS

The Trust is authorized to issue an unlimited number of units of the Trust.

	Number of Units	Amount
Trust Units
Unlimited number of trust units authorized to be issued
Balance as at December 31, 2006	64,708,194	$321,035
Distribution reinvestment plan	1,082,868	35,992
Issued on conversion of exchangeable shares	2,143	70
Unit rights exercised and issuance of units on vesting of trust unit award plan grants	1,477,278	7,045
Transfer from contributed surplus for unit based awards	-	14,592
Trust units issued for bonus plan	23,039	695
Unit-settled distributions on vested unit based awards	41,905	1,512
Balance as at December 31, 2007	67,335,427	380,941
Distribution reinvestment plan	521,839	18,453
Issued on conversion of exchangeable shares	600,697	17,766
Unit rights exercised and issuance of units on vesting of trust unit award plan grants	1,630,943	3,740
Transfer from contributed surplus for unit based awards	-	17,304
Trust units issued for bonus plan	18,555	597
Unit-settled distributions on vested unit based awards	150,908	5,834
Unit buyback	(45,600)	(282)
Balance as at December 31, 2008	70,212,769	$444,353

	2008	2007
Contributed Surplus
Opening balance	$29,211	$30,513
Unit compensation expense (excluding bonus plan)	17,791	13,290
Transfer to unitholders’ capital for unit based awards	(17,304)	(14,592)
Ending balance	$29,698	$29,211

In May 2008, Vermilion suspended its distribution reinvestment plan as it was generating cash flow that was in excess of the level required to sustain the Trust’s business model.

In October 2008, the Trust acquired and then cancelled 45,600 of its own units pursuant to a normal course issuer bid.  The cost to acquire these units was $1.2 million and this transaction resulted in a decrease to unitholders’ capital and retained earnings of $0.3 million and $0.9 million respectively.

Cash distributions declared to unitholders for the year ended December 31, 2008 were $158.7 million (2007 - $136.4 million).  Distributions are determined by the Board of Directors in accordance with the Trust Indenture and are paid monthly.

10.   NON-CONTROLLING INTEREST – EXCHANGEABLE SHARES

Upon conversion to a Trust, 6.0 million exchangeable shares of the Company were issued.  The exchangeable shares are mandatorily converted into trust units upon redemption by the shareholder.   The Company holds the option to redeem all outstanding exchangeable shares for trust units or cash on or before January 22, 2013 and it is the intention of the Trust that trust units would be issued upon redemption of the exchangeable shares. On or before January 22, 2013, there will be no remaining non-controlling interest as all exchangeable shares will have been converted to trust units by that time.

The conversion of exchangeable shares occurs based on the exchange ratio which is adjusted monthly to reflect the distributions paid on trust units.  Cash distributions are not paid on exchangeable shares.

2008 Audited Annual Financial Statements – Exhibit 99.3	15

10.   NON-CONTROLLING INTEREST – EXCHANGEABLE SHARES (Continued)

The non-controlling interest on the consolidated balance sheets consists of the book value of the exchangeable shares upon issuance plus the accumulated earnings attributable to the non-controlling interest. The net earnings attributable to the non-controlling interest on the consolidated statement of earnings represents the share of net earnings attributable to the non-controlling interest based on the Trust units issuable for exchangeable shares in proportion to total trust units issued and issuable at each period end.

The following table summarizes the change in the outstanding exchangeable share balance:

	2008	2007
Exchangeable Shares
Opening number of exchangeable shares	4,457,473	4,458,919
Exchanged for trust units	(371,868)	(1,446)
Ending balance	4,085,605	4,457,473
Ending exchange ratio	1.66196	1.55595
Trust units issuable upon conversion	6,790,112	6,935,605

The following table summarizes the changes in the non-controlling interest as presented on the consolidated balance sheets:

	2008	2007
Non-controlling interest, beginning of year	$68,576	$51,780
Reduction of book value for conversion to trust units	(6,579)	(17)
Current period net earnings attributable to non-controlling interest	22,526	16,813
Non-controlling interest, end of year	$84,523	$68,576

11.   UNIT COMPENSATION PLANS

Unit Rights Incentive Plan
The Trust has a unit rights incentive plan that allows the Trust to issue rights to acquire trust units to directors, officers and employees.  No future rights are expected to be issued as the unit rights incentive plan was replaced with a Trust Unit Award Plan in 2005.  The existing rights plan will be in place until all issued and outstanding rights are exercised or cancelled.

Under the plan, the Trust is authorized to issue up to 6.0 million unit rights; however, the number of trust units reserved for issuance upon exercise of the rights shall not at any time exceed 10% of the aggregate number of issued and outstanding trust units of the Trust.  Unit right exercise prices were equal to the market price for the trust units on the date the unit rights were issued.  Under certain conditions, the exercise price per unit may be adjusted by deducting from the grant price the aggregate of all distributions, on a per-unit basis, made by the Trust after the grant date.  Rights granted under the plan vest over a three-year period and expire five years after the grant date.

The Trust used the Black-Scholes option-pricing model to calculate the estimated fair value of the outstanding rights.  For unit rights issued in 2005, the following assumptions were used to arrive at the estimate of fair value:

2005
Expected volatility	22.33%
Risk-free interest rate	4.0%
Expected life of option (years)	5.0
Fair value per option	$5.28

The dividend yield is offset by the reducing strike price feature of the plan resulting in the use of a zero dividend yield in the option-pricing model.  During the year no compensation expense has been recorded (2007 - $1.1 million) related to the Unit Rights Incentive Plan as all awards are fully vested.

2008 Audited Annual Financial Statements – Exhibit 99.3	16

11.   UNIT COMPENSATION PLANS (Continued)

The following table summarizes information about the Trust’s unit rights:

		2008		2007
		Grant Date		Grant Date
	Number of	Weighted Average	Number of	Weighted Average
	Unit Rights	Exercise Price	Unit Rights	Exercise Price
Opening Balance	1,148,616	$14.55	2,244,258	$14.12
Cancelled		-	(3,900)	21.55
Exercised	(808,766)	$12.93	(1,091,742)	13.63
Closing balance	339,850	$18.40	1,148,616	$14.55

A summary of the plan as at December 31, 2008 is as follows:

		Number of	Remaining
Range of Exercise	Adjusted	Rights Outstanding	Contractual Life
Price at Grant Date	Exercise Price	and Exercisable	of Right (Years)
$15.01 - $19.56	$4.55 - $9.10	339,850	0.63

Trust Unit Award Incentive Plan
In 2005, the Board of Directors established the Trust Unit Award Incentive Plan governing the issuance of unvested units of the Trust to directors, officers, employees and consultants of the Trust and its Affiliates.

Upon vesting, the grantee receives unrestricted units of the Trust, adjusted for cumulative distributions during the vesting period.  The number of units issued upon vesting is dependent upon the performance of the Trust compared to its peers based on a performance factor that may range from zero to two times the number of awards originally granted.  Original awards to new employees vest in equal tranches over three years and subsequent grants vest after three years.

The fair value of awards is estimated at the date of grant and is recognized over the vesting period.

The following table summarizes information about the Trust Unit Award Incentive Plan:

Number of Awards
Balance December 31, 2007	1,102,495
Granted	533,493
Vested	(407,113)
Cancelled	(20,620)
Balance December 31, 2008	1,208,255

Compensation expense of $17.8 million was recorded during the year ended December 31, 2008 (2007 - $12.1 million) related to the Trust Unit Award Incentive Plan.

Phantom Award Incentive Plan
In September 2006, the Board of Directors approved a new long-term incentive plan for certain employees not eligible to participate in the Trust Unit Award Incentive Plan which provides for cash payments based on the market value of a trust unit.  The cash consideration paid upon vesting is dependent upon the future performance of the Trust compared to its peers based on a performance factor that may range from zero to two times the number of notional units originally granted.

Compensation expense recognized is based on the closing market price of a trust unit and is remeasured at each reporting date.  The total expense is amortized over the relevant vesting periods and the amount payable is recorded as a liability until settlement.

Compensation expense of $0.9 million has been recorded as general and administration expense during the year ended December 31, 2008 (2007 - $2.0 million).

2008 Audited Annual Financial Statements – Exhibit 99.3	17

12.   PER-UNIT AMOUNTS

Basic and diluted net earnings per unit have been determined based on the following:

	2008	2007
Net earnings	$229,189	$164,286
Non-controlling interest – exchangeable shares	22,526	16,813
Net earnings for diluted net earnings per trust unit calculation	$251,715	$181,099

Basic weighted average trust units outstanding	69,548,183	66,122,423
Dilutive impact of trust units issuable on conversion of exchangeable shares	7,108,202	6,935,786
Dilutive impact of unit rights incentive and trust unit award plans	1,362,384	2,724,514
Diluted weighted average trust units outstanding	78,018,769	75,782,723

Basic net earnings per trust unit has been calculated based on net earnings divided by the basic weighted average trust units outstanding.  Earnings attributable to the non-controlling interest related to the exchangeable shares are added back to net earnings in calculating diluted net earnings per trust unit.  All outstanding potential units related to incentive plans were dilutive and therefore have been included in the calculation of the diluted trust units for all periods presented.

13.   DERIVATIVE INSTRUMENTS

Risk Management Activities

The nature of the Trust’s operations result in exposure to fluctuations in commodity prices, interest rates and foreign currency exchange rates.  The Trust monitors and, when appropriate, uses derivative financial instruments to manage its exposure to these risks.  The Trust does not obtain collateral or other security to support its financial derivatives as the majority of these instruments are with the Trust’s banking syndicate.

Risk Management: Oil	Funded Cost	bbls/d	US$/bbl
Collar - BRENT
2009	US$1.00/bbl	500	$100.50 - $200.00
Call Spread - BRENT
2009 - 2011	US$5.73/bbl	700	$ 65.00 - $ 85.00

The fair values of derivative instruments are recorded on the consolidated balance sheets with the associated unrealized gain or loss recorded in net earnings.  The estimated fair value of all derivative financial instruments is based on quoted market prices or, in their absence, third party market indications and forecasts.

The following table reconciles the change in the Trust’s fair value of derivative contracts:

	2008	2007
Fair value of contracts, beginning of year	$2,102	$6,280
Opening unrealized loss (gain) on contracts settled during the year	7,414	(1,624)
Realized loss on contracts settled during the year	(10,625)	(2,835)
Unrealized gain (loss) during the period on contracts outstanding at the end of the year	5,688	(2,554)
Net payment to counterparties under contract settlements during the year	10,625	2,835
Fair value of contracts, end of year	15,204	2,102
Comprised of:
Current derivative asset	11,638	37
Current derivative liability	-	(7,450)
Non-current derivative asset	3,566	9,515
Fair value of contracts, end of year	$15,204	$2,102

2008 Audited Annual Financial Statements – Exhibit 99.3	18

13.   DERIVATIVE INSTRUMENTS (Continued)

The loss (gain) on derivative instruments for the periods is comprised of the following:
	2008	2007
Realized loss on contracts settled during the year	$10,625	$2,835
Opening unrealized gain (loss) on contracts settled during the year	(7,414)	1,624
Unrealized (gain) loss during the period on contracts outstanding at the end of the year	(5,688)	2,554
Loss (gain) on derivative instruments for the year	$(2,477)	$7,013

Pursuant to a 2006 acquisition under which the vendor participates in a portion of the net price received by Vermilion from 2009 to 2011 inclusive, the Trust entered into a derivative transaction to economically offset a portion of the related potential future payments.

The transaction consisted of three dated Brent crude purchased call options at US$65.00 per barrel and three dated Brent crude written call options at US$85.00 per barrel representing approximately one half of the expected production subject to the related provision.  The total cost of this derivative transaction was $4.9 million.

The Trust has determined that any potential future payments under this provision would constitute additional consideration.  As the outcome of this provision could not be determined beyond a reasonable doubt and as the amount of the potential contingent consideration could not be reasonably estimated, no amount related to this provision was recognized as part of the purchase price at the date of acquisition.  If payments are made under this provision in future periods or if additional information becomes available that allows the Trust to determine the outcome of this provision beyond a reasonable doubt and reasonably estimate the amount of contingent consideration that will be paid, the Trust will recognize an adjustment to the purchase price on a prospective basis.

During the normal course of business, the Trust enters into fixed and collared price arrangements to sell a portion of its production.  The Trust has elected to exempt these contracts from fair value accounting through the use of the normal purchase and sales exemption.

14.   CASH FLOW INFORMATION

The following details the changes in non-cash working capital:

	2008	2007
Accounts receivable	$(3,901)	$3,972
Crude oil inventory	(1,134)	(2,863)
Prepaid expenses and other	(4,182)	1,606
Accounts payable and accrued liabilities and income taxes payable	106,323	(37,943)
Foreign exchange	(916)	(1,249)
Changes in non-cash working capital	$96,190	$(36,477)

Changes in non-cash operating working capital	$96,369	$(31,965)
Changes in non-cash investing working capital	(179)	(4,512)
Changes in non-cash working capital	$96,190	$(36,477)

2008 Audited Annual Financial Statements – Exhibit 99.3	19

15.    SEGMENTED INFORMATION

The Trust has operations principally in Canada, France, the Netherlands and Australia. The Trust’s entire operating activities are related to exploration, development and production of petroleum and natural gas.

	2008	2007
Petroleum and natural gas revenue
Canada	$307,793	$225,501
France	318,320	240,547
Netherlands	114,656	77,367
Australia	261,136	163,919
	$1,001,905	$707,334
Net earnings
Canada	$62,905	$9,920
France	53,857	84,712
Netherlands	31,132	16,286
Australia	81,295	53,368
	$229,189	$164,286
Capital expenditures
Canada	$103,725	$69,713
France	53,905	73,504
Netherlands	13,019	22,275
Australia	62,653	131,441
	$233,302	$296,933
Total assets
Canada	$779,634	$662,904
France	587,979	604,090
Netherlands	136,403	150,533
Australia	294,343	250,596
	$1,798,359	$1,668,123

16.   LONG-TERM INVESTMENTS

The following table reconciles the Trust’s total long-term investments as presented on the consolidated balance sheets:

	2008	2007
Portfolio investments, at fair value	$4,579	$5,032
Investment in Verenex, equity method (fair value - $128.5 million, 2007 - $158.8 - million)	59,173	58,096
	$63,752	$63,128

17.   RELATED PARTY TRANSACTIONS

During the year, Vermilion initially paid for various expenditures on behalf of Verenex and then recovered such amounts from Verenex.  These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.  These transactions were undertaken under the same terms and conditions as transactions with non-related parties.

2008 Audited Annual Financial Statements – Exhibit 99.3	20

18.   COMMITMENTS

The Trust has the following future commitments associated with its operating leases as at December 31, 2008:

	2009	2010	2011	2012	2013	Thereafter	Total
Payments by Period:	$4,063	$3,181	$3,112	$3,931	$3,931	$34,797	$53,015

In addition, the Trust has various other commitments associated with its business operations, none of which in management’s view, are significant.

19.   COMPONENTS OF CASH AND CASH EQUIVALENTS

The components of cash and cash equivalents are as follows:

	2008	2007
Monies on deposit with banks	$67,231	$44,588
Guaranteed short-term investments	-	3,280
Total cash and cash equivalents	$67,231	$47,868

20.   CAPITAL DISCLOSURES

In managing capital, the Trust reviews whether fund flows from operations, (a non-GAAP measure, defined as cash flows from operating activities before changes in non-cash operating working capital and asset retirement costs incurred) is sufficient to pay for all capital expenditures, distributions, contributions to the reclamation fund and abandonment and reclamation expenditures.  To the extent that the forecasted fund flows from operations is not expected to be sufficient to cover these expenditures, the Trust will evaluate its ability to finance any excess with debt or reduce some or all categories of expenditures to ensure that total expenditures do not exceed available funds.

As a part of the management of capital, the Trust monitors the ratio of net debt (a non-GAAP measure, which is defined as long-term debt as shown on the consolidated balance sheets plus working capital) to fund flows from operations.

The Trust typically strives to maintain a ratio of net debt to fund flows from operations near 1.0.  In a commodity price environment where prices trend higher, the Trust may target a lower ratio and conversely, in a lower commodity price environment, the acceptable ratio may be higher.  At times, the Trust will use its balance sheet to finance acquisitions and in these situations, the Trust is prepared to accept a higher ratio in the short term but will implement a plan to reduce the ratio to acceptable levels within a reasonable period of time, usually considered to be no more than 12 to 18 months.  This plan could potentially include an increase in hedging activities, a reduction in capital spending and the utilization of excess fund flows from operations to reduce outstanding indebtedness.

The following table calculates the Trust’s ratio of net debt to fund flows from operations:

	2008	2007
Long-term debt	$197,651	$452,490
Current liabilities	250,275	150,620
Current assets	(240,173)	(186,252)
Net debt [1]	$207,753	$416,858
Cash flows from operating activities	$660,135	$349,890
Changes in non-cash operating working capital	(96,369)	31,965
Asset retirement costs incurred	10,200	4,056
Fund flows from operations [2]	$573,966	$385,911
Ratio of net debt to fund flows from operations ([1] ÷ [2])	0.4	1.1

2008 Audited Annual Financial Statements – Exhibit 99.3	21

20.   CAPITAL DISCLOSURES (Continued)

For the periods presented here, the ratio of net debt to fund flows from operations was between 0.4 and 1.1.  The 2008 year end figure of 0.4 reflects the strong commodity price environment that prevailed for much of the year.  Given the weakening of commodity prices through the end of 2008 and into early 2009, the Trust will target a net debt to fund flows from operations ratio of approximately 1.0 in accordance with its capital management strategy, exclusive of the impact of potential acquisitions.

In relation to its long-term debt, the Trust is subject to a debt to EBITDA ratio test (where debt is defined as long-term debt as presented on the consolidated balance sheet and EBITDA is defined as earnings before interest, taxes, depreciation, amortization and other certain non-cash items).  During the periods covered by these financial statements, the Trust continued to comply with this externally imposed capital requirement.

21.   FINANCIAL INSTRUMENTS

The following table summarizes information relating to Vermilion’s financial instruments as at December 31, 2008 and December 31, 2007:

Classification of Financial Instruments

			Related Income
Class of	Location on Consolidated	Accounting	or Expense Account	Carrying Amount
Financial Instruments	Balance Sheet	Designation	on Statement of Earnings	and Fair Value of Asset (Liability) as at:
				December 31, 2008	December 31, 2007
Cash	Cash and cash equivalents	HFT-B	Gains and losses on foreign	$67,231	$47,868
			exchange are included
			in foreign exchange
			loss (gain)

Short-term investments	Short-term investments	HFT-A	Gains and losses on foreign	$9,491	$-
			exchange are included
			In foreign exchange
			loss (gain)

Receivables	Accounts receivable	LAR	Gains and losses on foreign	$123,794	$119,645
			exchange are included in
			foreign exchange loss
			(gain). Impairments are
			recognized as general
			and administration expense

Derivative assets	Derivative instruments	HFT-B	Loss (gain) on derivative	$15,204	$9,552
			instruments

Derivative liabilities	Derivative instruments	HFT-B	Loss (gain) on	$-	$(7,450)
			derivative instruments

Reclamation fund investments	Reclamation fund	HFT-A	Other income or expense	$63,399	$57,928

Portfolio investments	Long-term investments (1)	HFT-A	Other income or expense	$4,579	$5,032

Payables	Accounts payable and	OTH	Gains and losses on foreign	$(192,652)	$(141,652)
	accrued liabilities.		exchange are included in
	Distributions payable to		foreign exchange loss (gain)
	unitholders.

Long-term debt	Long-term debt	OTH	Interest	$(197,651)	$(452,490)

(1)  See note 16 for a reconciliation of the long-term investments account

2008 Audited Annual Financial Statements – Exhibit 99.3	22

21.   FINANCIAL INSTRUMENTS (Continued)

Accounting designations used in the above table:

HFT-A – Designated by the Trust as “Held for trading” upon initial recognition.  Financial assets and liabilities designated as “Held for trading” are carried at fair value on the consolidated balance sheets with gains and losses associated with fair value adjustments recognized in net earnings.

HFT-B – Classified as “Held for trading” in accordance with Section 3855 of the CICA Handbook.  As with HFT-A instruments these financial assets and liabilities are carried at fair value on the consolidated balance sheets with associated gains and losses reflected in net earnings.

LAR – “Loans and receivables” are initially recognized at fair value and subsequently are measured at amortized cost.  Impairments and foreign exchange gains and losses are recognized in net earnings.

OTH – “Other financial liabilities” are initially recognized at fair value and subsequently are measured at amortized cost.  Interest is recognized in net earnings using the effective interest method.  Foreign exchange gains and losses are recognized in net earnings.

Determination of Fair Values

Fair values for derivative assets and derivative liabilities are determined using option pricing models that are based on assumptions which are supported by prices from observable market transactions and are adjusted for credit risk.  Fair values for portfolio investments and reclamation fund investments are determined by reference to published price quotations in active markets.  The carrying value of cash equivalents, receivables and payables approximate their fair value due to their short maturities.  The carrying value of long-term debt approximates its fair value due to the use of short-term borrowing instruments at market rates of interest.

Nature and Extent of Risks Arising From Financial Instruments

Vermilion is exposed to the following types of risks in relation to its financial instruments:

Credit risk:
Vermilion extends credit to customers and the Trust may, from time-to-time, be due amounts from counterparties in relation to derivative instruments.  Accordingly, there is a risk of financial loss in the event that a counterparty fails to discharge its obligation.  For transactions that are financially significant, Vermilion reviews third-party credit ratings and may require additional forms of security.  Cash held on behalf of the Trust by financial institutions is also subject to credit risk related to the credit profile of those institutions.

Currency risk:
Vermilion conducts business in currencies other than Canadian dollars and accordingly is subject to currency risk associated with changes in foreign exchange rates in relation to cash, receivables, payables, derivative assets and liabilities and reclamation fund investments.  The impact related to working capital is somewhat mitigated as a result of the offsetting effects of foreign exchange fluctuations on assets and liabilities.  Vermilion monitors its exposure to currency risk and reviews whether the use of derivative financial instruments is appropriate to manage potential fluctuations in foreign exchange rates.  At present, the Trust does not have any derivative instruments in place with respect to currency risk.

Commodity price risk:
Vermilion uses financial derivatives as part of its risk management program associated with the effects of changes in commodity prices on future cash flows.  Changes in the underlying commodity prices impact the fair value and future cash flows related to these derivatives.

Equity price risk:
The Trust holds investments in equity securities in its reclamation fund.  In addition, at December 31, 2008 the Trust held portfolio investments in equity securities with a fair value of $4.6 million.  The fair value of these instruments is exposed to changes in the prices of the underlying equities.

2008 Audited Annual Financial Statements – Exhibit 99.3	23

21.   FINANCIAL INSTRUMENTS (Continued)

Interest rate risk:
Vermilion’s debt is primarily comprised of short-term bankers acceptances that bear interest at market rates.  Accordingly, Vermilion’s exposure to interest rate risk in relation to its long-term debt at the balance sheet date is not material.  The fair value of the bonds and debt securities that Vermilion holds in its reclamation fund is subject to interest rate risk.

Liquidity risk:
Liquidity risk is the risk that Vermilion will encounter difficulty in meeting obligations associated with its financial liabilities.  The Trust does not consider this to be a significant risk as its financial position and available committed borrowing facility provide significant financial flexibility and allow Vermilion to meet its obligations as they come due.

Vermilion does not consider there to be a present risk in relation to funds availability to the Trust under its committed borrowing facility.

The nature of these risks and the Trust’s strategy for managing these risks has not changed significantly from the prior period.

Summarized Quantitative Data Associated with the Above Risks

Credit risk:
As at December 31, 2008 Vermilion’s maximum exposure to receivable credit risk was $139.0 million which is the aggregate value of receivables and derivative assets at the balance sheet date.  Vermilion’s receivables are due from counterparties that have investment grade third party credit ratings or, in the absence of the availability of such ratings; Vermilion has satisfactorily reviewed the counterparty for creditworthiness as appropriate.  In addition, at December 31, 2008 Vermilion had $67.2 million in cash on deposit at banks.  The Trust continues to review the options to mitigate its risk in relation to recent economic events.

As at the balance sheet date, the amount of financial assets that were past due or impaired was not material.

Liquidity risk:
The following table summarizes Vermilion’s financial liabilities and their contractual maturities:

		Later than one	Later than three	Later than one
	Not later	month and not later	months and not later	year and not later
Due in (from balance sheet date)	than one month	than three months	than one year	than five years
Non-derivative financial liabilities	$123,718	$63,805	$5,129	$197,651

Minimal liquidity risk exists with regards to the Trust’s financial liabilities given the Trust’s financial position and committed borrowing facility.

Market risk:
As previously noted, the Trust is exposed to currency risk related to changes in foreign currency denominated financial instruments, commodity price risk related to outstanding derivative positions, interest rate risk related to its long-term debt and investments in debt securities and equity price risk related to investments in equity securities.  The following table summarizes what the impact on net earnings before tax would be for the year given changes in the relevant risk variables that the Trust considers were reasonably possible at December 31, 2008.  The impact on net earnings before tax associated with changes in these risk variables for liabilities that are not considered financial instruments is excluded from this analysis.  This analysis does not attempt to reflect any interdependencies between the relevant risk variables.

2008 Audited Annual Financial Statements – Exhibit 99.3	24

21.    FINANCIAL INSTRUMENTS (Continued)

		Effect on net earnings before
Risk	Description of change in risk variable	tax increase (decrease)
Currency risk – Euro to Canadian	Increase in strength of the Canadian dollar against the
	Euro by 10% over the relevant closing rates on December 31, 2008.	$(3,527)

	Decrease in strength of the Canadian dollar against the
	Euro by 5% over the relevant closing rates on December 31, 2008.	$1,763

Currency risk – US$ to Canadian	Increase in strength of the Canadian dollar against the
	US$ by 10% over the relevant closing rates on December 31, 2008.	$(5,584)

	Decrease in strength of the Canadian dollar against the
	US$ by 5% over the relevant closing rates on December 31, 2008.	$2,792

Currency risk – AUD$ to Canadian	Increase in strength of the Canadian dollar against the
	AUD$ by 10% over the relevant closing rates on December 31, 2008.	$(1,234)

	Decrease in strength of the Canadian dollar against the
	AUD$ by 5% over the relevant closing rates on December 31, 2008.	$617

Commodity price risk	Increase in relevant oil reference price at December 31, 2008 by US$5.00/bbl
	within option pricing models used to determine the fair value of derivative positions.	$146

	Decrease in relevant oil reference price at December 31, 2008 by US$5.00/bbl
	within option pricing models used to determine the fair value of derivative positions.	$(59)

Reasonably possible changes in the relevant variables associated with interest rate risk and equity price risk would not have had a material impact on net earnings for the year ended December 31, 2008.

22.   RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

On February 13, 2008, the Accounting Standards Board (“AcSB”) confirmed that the transition date to International Financial Reporting Standards (“IFRS”) from Canadian GAAP will be January 1, 2011 for publically accountable enterprises.

In February 2008, the CICA issued Section 3064 – “Goodwill and Intangible Assets” to replace Sections 3062 – “Goodwill and Other Intangible Assets” and 3450 – “Research and Development Costs”.  Section 3064 incorporates guidance addressing when an internally developed intangible asset meets the criteria for recognition as an asset.   This Section is effective for fiscal years beginning on or after October 1, 2008.  The Trust does not anticipate that the adoption of this standard will have a material impact on its results of operations and financial position.

In January 2009, the CICA issued Section 1582 – “Business Combinations”, Section 1601– “Consolidated Financial Statements” and Section 1602 – “Non-controlling Interests”.   These new sections are effective for years beginning on or after January 1, 2011 with earlier adoption permitted. Sections 1582 and 1602 will require net assets, non-controlling interests and goodwill acquired in a business combination to be recorded at fair value and non-controlling interests will be reported as a component of equity. In addition, the definition of a business is expanded and is described as an integrated set of activities and assets that are capable of being managed to provide a return to investors or economic benefits to owners, members or participants. Finally, acquisition costs are not part of the consideration and, with the exception of trust unit issue costs, acquisition-related costs are to be expensed when incurred.  Vermilion is current assessing the potential impact and whether or not it will elect to adopt these standards in advance of the transition to IFRS.

2008 Audited Annual Financial Statements – Exhibit 99.3	25

23.   SUBSEQUENT EVENT

On February 24, 2008 Verenex entered into an agreement under which a company has agreed to acquire all of Verenex's outstanding common shares for $10.00 per share.  Pursuant to this arrangement, Vermilion entered into a lock-up agreement with the acquirer whereby the Trust has agreed to tender its common shares in Verenex under the offer.  Vermilion holds 18.8 million shares in Verenex and accordingly, the Trust's proceeds from a successful transaction would be approximately $187.6 million.

The completion of this transaction is subject to a number of conditions including consent from the Libyan National Oil Corporation and valid acceptance of the offer by at least 66.7% of Verenex's shareholders as well as other governmental and regulatory approvals.

24.   DIFFERENCES BETWEEN CANADIAN AND UNITED STATES OF AMERICA GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements of the Trust have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) which, in most respects, conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”).  The significant differences, as they apply to the Trust, are shown below.

The application of U.S. GAAP would have had the following effect on net earnings:

	2008	2007
Net earnings and comprehensive income as reported under Canadian GAAP	$229,189	$164,286
Differences having the effect of increasing (decreasing) net earnings
Unit based compensation (a)	(9,715)	(22,264)
Non-controlling interest adjustment (c)	22,526	16,813
Depletion, depreciation and accretion (c, e and f)	(503,598)	3,220
Equity method accounting adjustments (g)	(8)	(4,361)
Dilution gain on sale of shares by equity method investee (d)	-	29,082
Deferred tax consequences of U.S. GAAP adjustments (c)	144,372	(6,469)
Net earnings (loss) and comprehensive income (loss) under U.S. GAAP	(117,234)	180,307
Deficit, beginning of year, under U.S. GAAP	(1,697,655)	(1,536,381)
Distributions declared (Canadian and U.S. GAAP)	(158,674)	(136,389)
Temporary equity adjustment to retained earnings (b and h)	595,706	(205,192)
Deficit, end of year, under U.S. GAAP	$(1,377,857)	$(1,697,655)

Net earnings (loss) per trust unit under U.S. GAAP
Basic	$(1.53)	$2.47
Diluted	$(1.53)	$2.38
Weighted average trust units outstanding
Basic (c)	76,656,385	73,058,209
Diluted (c)	78,094,239	75,772,059

2008 Audited Annual Financial Statements – Exhibit 99.3	26

24.   DIFFERENCES BETWEEN CANADIAN AND UNITED STATES OF AMERICA GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

The application of U.S. GAAP would have had the following effect on the consolidated balance sheets:

	2008	2008	2007	2007
	CDN GAAP	U.S. GAAP	CDN GAAP	U.S. GAAP
ASSETS
Current
Cash and cash equivalents	$67,231	$67,231	$47,868	$47,868
Short-term investments	9,491	9,491	-	-
Accounts receivable	123,794	123,794	119,645	119,645
Crude oil inventory	12,167	12,167	11,033	11,033
Derivative instruments	11,638	11,638	37	37
Prepaid expenses and other	15,852	15,852	7,669	7,669
	240,173	240,173	186,252	186,252
Derivative instruments	3,566	3,566	9,515	9,515
Long-term investments (d and g)	63,752	92,378	63,128	91,762
Goodwill	19,840	19,840	19,840	19,840
Reclamation fund	63,399	63,399	57,928	57,928
Capital assets (c, e and f)	1,407,629	869,403	1,331,460	1,311,639
	$1,798,359	$1,288,759	$1,668,123	$1,676,936

LIABILITIES
Current
Accounts payable and accrued liabilities	$179,312	$179,312	$128,858	$128,858
Unit based compensation liability (a)	-	17,756	-	71,627
Distributions payable to unitholders	13,340	13,340	12,794	12,794
Income taxes payable	57,623	57,623	1,518	1,518
Derivative instruments	-	-	7,450	7,450
	250,275	268,031	150,620	222,247
Long-term debt	197,651	197,651	452,490	452,490
Asset retirement obligation	265,101	265,101	163,374	163,374
Unit based compensation liability (a)	-	9,210	-	15,641
Future income taxes	245,799	98,698	205,702	206,594
	958,826	838,691	972,186	1,060,346
Non-controlling interest – exchangeable shares (c)	84,523	-	68,576	-
Temporary equity (a, b and c)	-	1,827,925	-	2,314,245

UNITHOLDERS’ EQUITY
Unitholders’ capital (b)	444,353	-	380,941	-
Contributed surplus	29,698	-	29,211	-
Retained earnings (deficit)	280,959	(1,377,857)	217,209	(1,697,655)
	755,010	(1,377,857)	627,361	(1,697,655)
	$1,798,359	$1,288,759	$1,668,123	$1,676,936

2008 Audited Annual Financial Statements – Exhibit 99.3	27

24.   DIFFERENCES BETWEEN CANADIAN AND UNITED STATES OF AMERICA GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

a)	Unit based compensation

Under U.S. GAAP, the Trust’s unit based compensation plans are accounted for as liability plans whereas under Canadian GAAP the plans are considered equity plans.  Under equity plan accounting, a fair value is determined for a unit based compensation award at the date of grant.  Liability plan accounting requires that the fair value associated with a unit based award be remeasured at each reporting date until settlement with the corresponding changes in fair value reflected in net earnings.

In the case of unit rights incentive plan awards, the Trust considers that settlement has occurred after the employee has been subject to the risks and rewards of trust unit ownership for a reasonable period of time after the unit right has been exercised.  For trust unit awards, settlement is considered to have occurred after the employee has been subject to the risks and rewards of trust unit ownership for a reasonable period of time after the trust unit has vested.  Upon settlement, the fair value of the award is reclassified to temporary equity.

The fair value of unexercised unit rights incentive plan awards was determined using the Black-Scholes model incorporating management’s estimates as follows:

	December 31,	December 31,
	2008	2007
Expected volatility	41.00%	19.46%
Risk-free interest rate	1.37%	3.17%
Expected life of option (years)	0.63	0.78
Fair value per option	$11.78	$24.31

The fair value of trust unit awards was determined using a Monte Carlo simulation model integrating historical market performance data in relation to the Trust and certain peer entities and incorporating management’s estimates as follows:

	December 31,	December 31,
	2008	2007
Risk free interest rate	1.21%	3.56%
Annual forfeiture rate	7.75%	5.40%

b)	Temporary equity

As trust units are redeemable on demand for cash and as exchangeable shares can only be redeemed for trust units under the terms of the Trust Indenture, U.S. GAAP requires that trust units be carried at their redemption value outside of permanent equity.  Changes in the redemption value are reflected as adjustments to retained earnings.  Under Canadian GAAP, the trust units are considered permanent equity.

c)	Non-controlling interest adjustment

Under Canadian GAAP, exchangeable shares are classified as non-controlling interest to reflect a minority ownership in a subsidiary of the Trust.  As these exchangeable shares will ultimately be converted into trust units (see Note 10), they are classified as temporary equity under U.S. GAAP.  Accordingly, non-controlling interest net income as recorded under Canadian GAAP is eliminated.  Increases to capital assets recorded during the year ended December 31, 2008 of $14.8 million (2007 - $53,000) related to the conversion of exchangeable shares, as well as the related future income taxes and depletion and depreciation effects, have been eliminated.

Under U.S. GAAP, the exchangeable shares are included in the calculation of basic weighted average trust units outstanding whereas under Canadian GAAP they are only incorporated into diluted weighted average trust units outstanding.

2008 Audited Annual Financial Statements – Exhibit 99.3	28

24.   DIFFERENCES BETWEEN CANADIAN AND UNITED STATES OF AMERICA GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

d)	Dilution gain on sale of shares by equity method investee

Under Canadian GAAP, entities that apply full-cost accounting do not recognize dilution gains on sales of shares by equity method investees when the sale of shares is, in substance, a sale of oil and gas properties unless crediting the proceeds to the relevant cost-centres results in a change of at least 20% to the related depletion, depreciation and amortization rates.  Under U.S. GAAP there is no similar guidance and accordingly, the Trust has recorded a dilution gain related to Verenex’s 2007 share offering.  No share offerings by Verenex occurred in 2008.

e)	Liability method of accounting for income taxes

In 2000, the Trust adopted the liability method of accounting for income taxes for Canadian GAAP.  The change to the liability method eliminated a difference between Canadian and U.S. GAAP, however, the effect of the adoption under Canadian GAAP resulted in a charge to retained earnings, whereas, under U.S. GAAP the deferred income taxes that resulted would have been reflected in capital assets.  As a result of the difference in implementation method, depletion and depreciation expense differs between U.S. and Canadian GAAP due to the additional amounts reflected as capital assets under U.S. GAAP.  During the year ended December 31, 2008 additional depletion and depreciation of $1.2 million (2007 - $1.5 million) was recorded under U.S. GAAP.

f)	Ceiling test

Under U.S. GAAP full cost accounting, the carrying value of petroleum and natural gas properties and related facilities, net of deferred income taxes, is limited to the present value of after tax future net revenue from proven reserves, discounted at 10% (based on unescalated prices and costs at the balance sheet date), plus the lower of cost and fair value of unproven properties.  Under Canadian GAAP, an impairment loss occurs when the carrying amount of the Trust’s property, plant and equipment exceeds the estimated undiscounted future net cash flows associated with the Trust’s proved reserves.  If an impairment loss is determined to have occurred, the costs carried on the balance sheet in excess of the discounted future net cash flows associated with the Trust’s proved and probable reserves are charged to income.  The application of the impairment test under U.S. GAAP at December 31, 2008 resulted in a writedown of capitalized costs of $504.6 million on a before-tax basis.  This writedown is reflected as additional depletion expense.  The application of the impairment test under U.S. GAAP did not result in a writedown of capitalized costs for the year ended December 31, 2007.

g)	Equity method accounting adjustments

Under Canadian GAAP, entities that use the full-cost method of accounting adjust depletion reported by equity method investees to result in the investor’s reported net income being the same as if the investee had been consolidated.  Accordingly, depletion and ceiling test calculations are recalculated using reporting-entity cost-centres which include figures related to the equity method investee.  Under U.S. GAAP no such adjustments are recorded in relation to equity method investees.

h)	Repurchase of Units

During the year ended December 31, 2008 the Trust acquired and then cancelled 45,600 of its own units pursuant to a normal course issuer bid.  Under Canadian GAAP, an adjustment to retained earnings is required to reflect the difference between the consideration paid by the Trust and the book value of the related trust units.  As the trust units are reflected as temporary equity under U.S. GAAP and are carried at the redemption value, there was no difference between the book value of the trust units acquired and the consideration paid by the Trust and accordingly no retained earnings adjustment was required under U.S. GAAP.

2008 Audited Annual Financial Statements – Exhibit 99.3	29

24.   DIFFERENCES BETWEEN CANADIAN AND UNITED STATES OF AMERICA GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

i)	Recently adopted U.S. Accounting Standards

On January 1, 2007 the Trust adopted FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109”.  FIN 48 clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.”  It prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.  The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.  The adoption of FIN 48 did not result in a difference to the Trust’s consolidated financial statements under U.S. GAAP.

On January 1, 2008 the Trust adopted Statement of Financial Accounting Standards (“SFAS”) 157, “Fair Value Measurements”.  SFAS 157 provides a common definition of fair value, establishes a framework for measuring fair value under U.S. GAAP and expands disclosures about fair value measurements.  This standard applies when other accounting pronouncements require fair value measurements and does not require new fair value measurements.  The adoption of this standard did not have a material impact on the Trust’s consolidated financial statements.

On January 1, 2008 the Trust adopted SFAS 159, “Fair Value Option for Financial Assets and Liabilities”. This standard provides companies with an option to measure, at specified election dates, certain financial assets and liabilities at fair value. Changes in fair value are recognized in earnings. The Trust has elected not to use the optional fair value measurement.

In May 2008, the FASB issued SFAS 162, “The Hierarchy of Generally Accepted Accounting Principles”. This standard became effective November 15, 2008 following the SEC’s approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section, 411 “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles”. The statement is intended to improve financial reporting by identifying a consistent hierarchy for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. GAAP.   The adoption of this standard did not have a material impact on the Trust’s consolidated financial statements.

j)	Recently issued U.S. Accounting Standards

In December 2007, the FASB issued SFAS 141R, “Business Combinations”, which establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141R is to be applied prospectively to business combinations for which the acquisition date is on or after the beginning of an entity's fiscal year that begins on or after December 15, 2008.

In December 2007, the FASB issued SFAS 160, “Accounting and Reporting of Non-controlling Interest in Consolidated Financial Statements, an amendment of ARB No. 51”, which establishes accounting and reporting standards that require the ownership interest in subsidiaries held by parties other than the parent be clearly identified and presented in the consolidated balance sheets within equity, but separate from the parent's equity; the amount of consolidated net income attributable to the parent and the non-controlling interest be clearly identified and presented on the face of the consolidated statement of earnings; and changes in a parent's ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for consistently. This statement is effective for fiscal years beginning on or after December 15, 2008. The Trust is evaluating the impact of SFAS No. 160 on its consolidated financial statements.

2008 Audited Annual Financial Statements – Exhibit 99.3	30

24.   DIFFERENCES BETWEEN CANADIAN AND UNITED STATES OF AMERICA GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

j)	Recently issued U.S. Accounting Standards (Continued)

In June 2008, the FASB issued FASB Staff Position EITF 03-6-1, “Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities” (“FSP EITF 03-6-1”).  FSP EITF 03-6-1 addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting, and therefore need to be included in the computation of earnings per share under the two-class method as described in FASB Statement of Financial Accounting Standards No. 128, “Earnings per Share.”  FSP EITF 03-6-1 is effective for financial statements issued for fiscal years beginning on or after December 15, 2008 and earlier adoption is prohibited.   The Trust is evaluating the impact of EITF 03-6-1 on its consolidated financial statements.

As of December 31, 2009, the Trust will be required to prospectively adopt the new reserves requirements that arise from the completion of the SEC’s project, “Modernization of Oil and Gas Reporting”. The new rules include provisions that permit the use of new technologies to establish proved reserves if those technologies have been demonstrated empirically to lead to reliable conclusions about reserves volumes.  Additionally, oil and gas reserves will be reported using an average price based upon the prior 12-month period rather than year-end prices.  The new rules will affect the reserve estimate used in the calculation of DD&A and the ceiling test for U.S. GAAP purposes.  The Trust is assessing the impact these new rules will have on its consolidated financial statements.

2008 Audited Annual Financial Statements – Exhibit 99.3	31

TRUST INFORMATION

DIRECTORS

Larry J. Macdonald [1,2,3,4,5]
Chairman & CEO, Point Energy Ltd.
Calgary, Alberta

W. Kenneth Davidson [2,3]
Toronto, Ontario

Lorenzo Donadeo
Calgary, Alberta

Claudio A. Ghersinich [2,4,5]
Executive Director, Carrera Investments Corp.
Calgary, Alberta

Joseph F. Killi [2,3]
Chairman,
Parkbridge Lifestyle Communities Inc.
Vice Chairman, Realex Properties Corp.
Calgary, Alberta

William F. Madison [2,4,5]
Sugar Land, Texas

[1]  Chairman of the Board
[2]  Audit Committee
[3]  Governance and Human Resources Committee
[4]  Health, Safety and Environment Committee
[5]  Independent Reserves Committee

ANNUAL AND SPECIAL MEETING
May 8, 2009 at 10:00 a.m.
The Ballroom
Metropolitan Centre
333 – 4th Avenue S.W.
Calgary, Alberta

OFFICERS & KEY PERSONNEL
FirstQuarterReportMarch 31, 2003

CANADA
Lorenzo Donadeo, P.Eng.
President & Chief Executive Officer

John D. Donovan, F.C.A.
Executive Vice President Business Development

Curtis W. Hicks, C.A.
Executive Vice President & CFO

G. R. (Bob) Mac Dougall, P.Eng.
Executive Vice President & COO

Paul L. Beique
Vice President Capital Markets

Mona Jasinski, M.B.A., C.H.R.P.
Vice President People

Raj C. Patel, P.Eng.
Vice President Marketing

Daniel Goulet, P.Eng.
Director Production and Operations

FRANCE
Peter Sider, P.Eng.
Regional General Manager, European Operations
Vermilion REP SAS

NETHERLANDS
Scott Ferguson, P.Eng.
General Manager
Vermilion Oil & Gas Netherlands B.V.

AUSTRALIA
Bruce D. Lake, P.Eng.
Managing Director
Vermilion Oil & Gas Australia Pty Ltd.

AUDITORS
Deloitte & Touche LLP
Calgary, Alberta

BANKERS
The Toronto-Dominion Bank
Calgary, Alberta

Bank of Montreal
Calgary, Alberta

BNP Paribas (Canada)
Toronto, Ontario

The Bank of Nova Scotia
Calgary, Alberta

Royal Bank of Canada
Calgary, Alberta

Alberta Treasury Branches
Calgary, Alberta

Fortis Capital (Canada) Ltd.
Calgary, Alberta

Société Générale (Canada Branch)
Calgary, Alberta

Citibank Canada
Calgary, Alberta

EVALUATION ENGINEERS
GLJ Petroleum Consultants Ltd.
Calgary, Alberta

LEGAL COUNSEL
Macleod Dixon LLP
Calgary, Alberta

TRANSFER AGENT
Computershare Trust Company of Canada

STOCK EXCHANGE LISTING
The Toronto Stock Exchange
Symbol: VET.UN

INVESTOR RELATIONS CONTACT
Paul L. Beique
Vice President Capital Markets

HEAD OFFICE
2800, 400 – 4TH Avenue S.W.
Calgary, Alberta  T2P 0J4
403.269.4884 TEL
403.264.6306 FAX
1.866.895.8101 TOLL FREE

investor_relations@vermilionenergy.com www.vermilionenergy.com

2008 Audited Annual Financial Statements – Exhibit 99.3	32